UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

REVA Medical, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

76133E109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76133E109	13G/A	Page 2 of 8

1.	NAMES OF REPORTING PERSONS Saints Capital Everest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,901,171
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,901,171
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,901,171 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Held in the form of CHESS Depositary Interests (“CDIs”) on the Australian Securities Exchange; each share of Common Stock is equivalent to ten CDIs.
(2)	The percentage is calculated based on 42,851,477 shares of Common Stock outstanding on February 15, 2017 as reported in the Issuer’s Form 10-K filed on February 28, 2017.

CUSIP No. 76133E109	13G/A	Page 3 of 8

1.	NAMES OF REPORTING PERSONS Saints Capital Everest, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,901,171
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,901,171
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,901,171 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 76133E109	13G/A	Page 4 of 8

Item 1(a).	Name of Issuer:

REVA Medical, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

REVA Medical, Inc.

5751 Copley Drive

San Diego, CA 92111

Item 2(a).	Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of Common Stock beneficially owned by such persons:

(i) Saints Capital Everest, L.P., a Delaware limited partnership (the “Fund”); and

(ii) Saints Capital Everest, LLC, a Delaware limited liability company (the “General Partner”)

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

2020 Union Street

San Francisco, CA 94123

Item 2(c).	Citizenship:

The Fund is a limited partnership organized under the laws of the State of Delaware.

The General Partner is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

76133E109

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 76133E109	13G/A	Page 5 of 8

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) and (b) Amount beneficially owned and Percent of Class:

Reporting Person	Shares		Percent
Saints Capital Everest, LP (1)	2,901,171	(2)	6.8%
Saints Capital Everest, LLC(3)	2,901,171	(2)	6.8%

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Reporting Person	Shares
Saints Capital Everest, LP	2,901,171	(2)
Saints Capital Everest, LLC	2,901,171	(2)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person	Shares
Saints Capital Everest, LP	2,901,171	(2)
Saints Capital Everest, LLC	2,901,171	(2)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	The Fund directly owns 2,901,171 shares of Common Stock (the “Shares”), which represents approximately 6.8% of the outstanding shares of Common Stock.

(2)	Held in the form of CHESS Depositary Interests (“CDIs”) on the Australian Securities Exchange; each share of Common Stock is equivalent to ten CDIs.

(3)	As the general partner of the Fund, the General Partner may be deemed to beneficially own the Shares.

CUSIP No. 76133E109	13G/A	Page 6 of 8

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 76133E109	13G/A	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2017	SAINTS CAPITAL EVEREST, L.P.

	By:	Saints Capital Everest, LLC,
Its General Partner

	By:	/s/ Scott Halsted
Scott Halsted, Managing Member

SAINTS CAPITAL EVEREST, LLC

	By:	/s/ Scott Halsted
Scott Halsted, Managing Member

CUSIP No. 76133E109	13G/A	Page 8 of 8

Schedule of Exhibits

SCHEDULE 13G

Exhibit Number	Exhibit Description

1	Joint Filing Agreement